UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Taleo Corporation

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87424 N 104

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87424 N 104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only). Bain Capital Venture Fund 2001, L.P. EIN No.: 04-3544440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,848,561
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,848,561
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,848,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87424 N 104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only). BCIP Associates II EIN No.: 04-3404818
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 394,234
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 394,234
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87424 N 104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only). BCIP Associates II-B EIN No.: 04-3404819
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 71,702
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 71,702
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .4%
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

Item 1(a) Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Taleo Corporation (the “Company”).

1(b) Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 575 Market Street, 8th Floor, San Francisco, CA 94105.

Item 2(a) Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2001, L.P., a Delaware limited partnership (“BCVF”), (2) BCIP Associates II, a Delaware general partnership (“BCIP II”), and (3) BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”).

Bain Capital Venture Partners, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP II and BCIP II-B.

BCI has granted BCVI an irrevocable power-of-attorney to vote the shares of the Company held by BCIP II and BCIP II-B, a copy of which is filed with this Schedule G as Exhibit A.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2006, a copy of which is filed with this Schedule G as Exhibit B, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2(b) Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons, BVP, BCVI and BCI is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

2(c) Citizenship:

Each of the Reporting Persons, BVP, BCVI and BCI is organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

2(d) Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.00001 per share (“Common Stock”).

2(e) CUSIP Number:

The CUSIP number of the Company’s Common Stock is 87424 N 104.

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4(a) Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 3,314,497 shares of Common Stock of the Company representing, in the aggregate, 17.7% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on the number of shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of December 31, 2005 as advised by Counsel for the Company.

As of the close of business on December 31, 2005, the following shares were owned by the Reporting Persons:

BCVF owned 2,848,561 shares of the Company, representing approximately 15.2% of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

BCIP II owned 394,234 shares of the Company, representing approximately 2.1% of the Outstanding Shares. BCIP acts by and through its managing partner, BCI. BCI has granted BCVI an irrevocable power-of-attorney to vote the 394,234 shares of the Company owned by BCIP II.

BCIP II-B owned 71,702 shares of the Company, representing approximately .4% of the Outstanding Shares. BCIP II-B acts by and through its managing partner, BCI. BCI has granted BCVI an irrevocable power-of-attorney to vote the 71,702 shares of the Company owned by BCIP II-B.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

4(b) Percent of Class:

See Item 4(a) hereof.

4(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCVF BCIPII BCIPII-B	2,848,561 394,234 71,702

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCVF BCIPII BCIPII-B	2,848,561 394,234 71,702

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or less of a Class:

Not Applicable

Item 6 Ownership of more than Five Percent on behalf of another person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10 Certifications:

Not Applicable

Dated: February 14, 2006

BAIN CAPITAL VENTURE FUND 2001, L.P.

By Bain Capital Venture Partners, L.P.,

            its general partner

By Bain Capital Venture Investors, LLC,

            its general partner

BCIP ASSOCIATES II

BCIP ASSOCIATES II-B

By Bain Capital Investors, LLC,

            their managing partner

By Bain Capital Venture Investors, LLC,

            its attorney-in-fact

By: /s/ Michael F. Goss

        Michael F. Goss

        Managing Director

Exhibit A

IRREVOCABLE POWER OF ATTORNEY

July 1, 2005

Bain Capital Venture Investors, LLC

111 Huntington Avenue

Boston, MA 02199

Dear Sirs:

KNOW ALL PERSONS BY THESE PRESENTS THAT:

1. Appointment of Attorneys-in-Fact; Grant of Authority. The undersigned, as the (i) Sole Member of the Management Committee of BCIP Associates (“BCIP”) and BCIP Trust Associates, L.P. (“BCIPTA”) and as the Managing Partner of BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates II-C, BCIP Associates II-D, BCIP Associates III, BCIP Trust Associates III, BCIP Associates III-B, BCIP Trust Associates III-B and BCIP Trust Associates III-C (with BCIP and BCIPTA and all other collective investment vehicles currently existing or formed hereafter for the benefit of employees of Bain Capital, LLC and its affiliates, collectively the “BCIPs”), (ii) Managing Partner of Bain Capital Integral Investors (“BCII”), (iii) Administrative Member of Bain Capital Integral Investors, LLC (“BCIILLC”), and (iv) General Partner of Bain Capital Integral Investors II, L.P. (“BCII II,” and together with BCII and BCIILLC the “Integrals”), hereby irrevocably makes, constitutes, and appoints Bain Capital Venture Investors, LLC, as its true and lawful agent and attorney-in-fact (an “Attorney-in-Fact”), with full power and authority to act hereunder, in its sole discretion all as hereinafter provided, in the name of and for and on behalf of the undersigned, as fully as could the undersigned if present and acting in person, with respect to all matters in connection with the securities of portfolio companies (the “Portfolio Companies”) held by or to be acquired by any of the BCIPs or the Integrals, as the case may be, but only to the extent that such BCIPs or Integrals, as the case may be, are investing with one or more investment funds advised or subadvised by Bain Capital Venture Partners, LLC, (including without limitation, Bain Capital Venture Fund 2001, L.P. and Bain Capital Venture Fund 2005, L.P.), including, without limitation, the power and authority to:

(a) vote the securities of the Portfolio Companies of the BCIPs or Integrals, as the case may be, from time to time owned by the undersigned;

(b) execute, attest, witness, endorse and file such instruments, contracts, agreements, consents, waivers and other documents; and

(c) approve, execute and deliver on behalf of the undersigned any and all documents, instruments and agreements relating to any of the Portfolio Companies (including but not limited to stockholders agreements and sale agreements), as the Attorney-in-Fact may, in its sole discretion, approve, the execution and delivery thereof by the Attorney-in-Fact, to be conclusive evidence with respect to its approval thereof;

(d) make any and all decisions in respect of, and take or cause to be taken, any and all further actions, and execute and deliver, or cause to be executed and delivered, any and all such documents, instruments and agreements, with such changes as the Attorney-in-Fact may, in its sole discretion, approve, the execution and delivery thereof by the Attorney-in-Fact to be conclusive evidence with respect to its approval thereof;

e) make any and all decisions in respect of, and take or cause to be taken, any and all further actions, and execute and deliver, or cause to be executed and delivered, any and all such documents, instruments and agreements, with such changes as the Attorney-in-Fact may, in its sole discretion, approve (such approval to be evidenced by its signature thereof), as may be necessary or deemed to be desirable by the Attorney-in-Fact.

2. Irrevocability. The undersigned has conferred and granted the powers of attorney and all other authority contained herein in connection with securities of the Portfolio Companies. Therefore, the undersigned hereby agrees that all power and authority hereby conferred is coupled with an interest and is irrevocable; and to the extent not prohibited by law shall not be terminated by any act of the undersigned or by operation of law or by the occurrence of any event whatsoever, including, without limitation, the liquidation, dissolution, bankruptcy, or insolvency of the undersigned or any similar event.

3. Warranties and Agreements. The undersigned represents, warrants and agrees that:

(a) all authorizations and consents necessary for the execution and delivery by the undersigned of this Irrevocable Power of Attorney have been given and are in full force and effect; and the undersigned has full right, power and authority to enter into this Irrevocable Power of Attorney;

(b) the foregoing representations, warranties and agreements are for the benefit of, and may be relied upon by, the Attorney-in-Fact and their counsel. The undersigned agrees that the representations, warranties and agreements herein contained shall also be true and correct and in full force and effect through the termination date of the BCIPs and Integrals, as the case may be, and will immediately notify the Attorney-in-Fact of any default under or breach of this Irrevocable Power of Attorney (or of any event which, with notice or the lapse of time or both would constitute such a default or breach), and in the event any representation or warranty contained herein shall not be true or correct; provided, however, that nothing contained herein shall in any way affect the obligation of the undersigned hereunder to maintain such representations and warranties as true and correct and in full force and effect through the termination date of the BCIPs or Integrals, as the case may be.

4. Ratification; Merger. The undersigned hereby ratifies and confirms the execution and delivery of any instruments by the Attorney-in-Fact prior to the date hereto in the name of any of the BCIPs and Integrals in the nature of the various authorities set forth above. This Irrevocable Power of Attorney supersedes all previous instruments of a similar effect.

5. Release. The undersigned hereby agrees to release the Attorney-in-Fact from any and all liabilities to which it may become subject insofar as such liabilities (or action in respect thereof) arise out of or are based upon any action taken or omitted to be taken by the Attorney-in-Fact pursuant hereto, unless such liabilities shall be the direct result solely of the bad faith of the Attorney-in-Fact. This Paragraph 4 shall survive any termination of this Irrevocable Power of Attorney.

6. Termination. This Irrevocable Power of Attorney shall terminate, with respect to any particular entity, on the date on which a BCIPs or Integral, as the case may be, terminate.

7. Governing Law. This Irrevocable Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of Delaware.

8. Assignment. This Irrevocable Power of Attorney shall be binding upon and inure to the benefit of the undersigned and its successors and assigns, except that the undersigned shall not have the right to assign its rights or obligations hereunder without the prior written consent of the Attorney-in-Fact.

9. Counterparts. This Irrevocable Power of Attorney may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Power of Attorney effective as of the date first written above.

BAIN CAPITAL INVESTORS, LLC,

For each of the BCIPs and Integrals referred to herein.

By: /s/ Michael F. Goss

Name: Michael F. Goss

Title: Managing Director

Bain Capital Venture Investors, LLC hereby accepts the appointment as Attorney-in-Fact pursuant to the foregoing Irrevocable Power of Attorney attached hereto, and agrees to abide by, and act in accordance with, the terms of said Irrevocable Power of Attorney.

BAIN CAPITAL VENTURE

INVESTORS, LLC

By: /s/ Michael Krupka

Name: Michael Krupka

Title: Managing Director

Exhibit B

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2006

BAIN CAPITAL VENTURE FUND 2001, L.P.

By Bain Capital Venture Partners, L.P.,

            its general partner

By Bain Capital Venture Investors, LLC,

            its general partner

BCIP ASSOCIATES II

BCIP ASSOCIATES II-B

By Bain Capital Investors, LLC,

            their managing partner

By Bain Capital Venture Investors, LLC,

            its attorney-in-fact

By:/s/ Michael F. Goss

        Michael F. Goss

        Managing Director